OMB APPROVAL
UNITED STATES	OMB Number: 3235-0058
SECURITIES AND EXCHANGE COMMISSION	Expires: February 28, 2022
Washington, D.C. 20549
Estimated average
FORM 12b-25	burden hours per response: 2.50

SEC FILE NUMBER 001-34852
CUSIP NUMBER 75381M102

                                                     NOTIFICATION OF LATE FILING

(Check One): [_] Form 10-K     [_]  Form 20-F    [_] Form 11-K  [_] Form 11-K      [X]  Form 10-Q  [_] Form 10-D  [_] Form N-SAR [_] Form NCSR [_]

For Period Ended:      September 30, 2019

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

For the Transition Period Ended: ______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

____________________________________________________________________________________________

PART I -- REGISTRANT INFORMATION
Rare Element Resources Ltd. Full Name of Registrant
__________________________________________________________ Former Name if Applicable
P.O. Box 271049 Address of Principal Executive Office (Street and Number)
Littleton, Colorado, 80127 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

x

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,

     Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on

     Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period    (Attach Extra Sheets if Needed)

The Company is unable to file its quarterly report on Form 10-Q for the period ended September 30, 2019 within the prescribed time period without unreasonable effort or expense.  Management deems it necessary that additional time be taken in order to ensure that complete, thorough and accurate disclosure of all material information is made in its Form 10-Q.  The Company expects to file its quarterly report on Form 10-Q for the period ended September 30, 2019 within the five calendar day period described in Part II (b) above.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Adria Hutchison                                720                        899-1213

             (Name)                                   (Area Code)          (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or

     Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

     If answer is no, identify report(s).   [X] Yes   [  ] No ____________________________________________

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      [  ] Yes     [X]  No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

_____________________________________________________________________________________________

Rare Element Resources Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 14, 2019                                                      By:      /s/ Adria Hutchison

                                                                                                      Principal Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.